As filed with the Securities and Exchange Commission on September 10, 2004

                                                           File No. xxx-xxxxxx
                                                                    ----------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            FORM SB-1 (Alternative 2)

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                        S. E. ASIA TRADING COMPANY, INC.
             (Exact name of registrant as specified in its charter)

    Nevada                              7389                      20-0507918
-----------------------------  -------------------------     -------------------
(State or jurisdiction of      (Primary Industrial           I.R.S. Employer
 incorporation or organization) Classification Code No.)      Identification No.

           1545 E. Interstate 30, Rockwall, Texas 75087 (972) 722-3300
         ---------------------------------------------------------------
   (Address, including the ZIP code & telephone number, including area code of Registrant's principal executive office)

                                Thomas G. Miller
           1545 E. Interstate 30, Rockwall, Texas 75087 (972) 722-3300
         ---------------------------------------------------------------
  (Name, address, including zip code, and telephone number, including area code of agent for service)

                  Copies to:  Law Offices of J. Hamilton McMenamy PC
                  ---------
                                     1450 Meadowpark Building
                                  10440 North Central Expressway
                                        Dallas, Texas 75231
                                          (214) 706-0938

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.



                                        CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------------------------
Title of Each            Amount          Proposed Maximum           Proposed             Amount of
Class of Securities      To be           Offering Price        Maximum Aggregate       Registration
to be Registered        Registered        Per Share (1)         Offering Price (1)        Fee
-----------------------------------------------------------------------------------------------------
Common stock,
$0.001 par value
Minimum                    150,000             $0.50                $   75,000             $  10
Maximum                  1,000,000             $0.50                $  500,000             $  64
-----------------------------------------------------------------------------------------------------
Total maximum            1,000,000             $0.50                $ 500,000              $  64


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

(1) Estimated solely for the purpose of calculating the registration fee.

                                                         INITIAL PUBLIC OFFERING
                                                                 PROSPECTUS


                        S. E. ASIA TRADING COMPANY, INC.

                Minimum of 150,000 shares of common stock, and a
                   Maximum of 1,000,000 shares of common stock
                                 $0.50 per share


         We are making a best efforts offering to sell common stock in our company. We provide a full service residential mortgage brokering service. The common stock will be sold by our sole officer and director, Thomas G. Miller. The offering price was determined arbitrarily and we will raise a minimum of $75,000 and a maximum of $500,000. The funds will be held by the Company, uncashed, until the minimum amount is sold, at which time the funds will be released to the company and stock certificates issued. The offering will end on February 28, 2005 and should we not sell the minimum amount, the funds will promptly be returned to the investors and no interest will be paid on these funds.

The Offering:
                              150,000 shares                1,000,000 shares
                              Minimum offering              Maximum offering
                           ------------------------      -----------------------
                           Per Share        Amount       Per Share      Amount
                           ---------        -------      ---------      --------

Public Offering Price      $0.50            $75,000      $0.50          $500,000


Offering expenses are estimated to be $16,564 if the minimum number of shares are sold, which equates to$0.07 per share, and $33,564 if the maximum number of shares are sold, which equates to $0.02 per share.

There is currently no market for our shares and no market may ever develop for our shares.
                          ----------------------------

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          -----------------------------


                   This Prospectus is dated September 10, 2004

                               PROSPECTUS SUMMARY


OUR COMPANY

         We were incorporated on January 28, 2004 in the State of Nevada as S.E. Asia Trading Company, Inc. in order to sell jewelry and home accessories. We purchased jewelry directly from wholesalers in Thailand, thus cutting our some middlemen in the import of the jewelry and purchase the home accessories from local importers and distributors. We opened our store in February 2004 and need to raise money for additional inventory and to promote our store.


THE OFFERING

Our sole officer and director will be selling the offering

                                                        Minimum        Maximum
                                                       ---------       ---------
Common shares offered                                    150,000       1,000,000
Common shares outstanding before this offering         6,020,000       6,020,000
                                                       ---------       ---------
Total shares outstanding after this offering           6,170,000       7,020,000

Officers, directors and their affiliates will not be able to purchase shares in this offering.



USE OF PROCEEDS

Most of the money you invest will represent proceeds to the company. We will use the proceeds from this offering to:
         o        pay expenses of this offering
         o        purchase inventory and promote our store
         o        marketing and general working capital

For more detail on these planned expenditures, see the section "Plan of Operations" on page 19.



                             SUMMARY FINANCIAL DATA

         The following table sets forth certain of our summary financial information. This information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus.

                                                            Audited
       Balance Sheet:                                   May 31, 2004
       --------------------                          ---------------
       Working Capital                                        $(1,947)
       Total Assets                                           $93,865
       Total Liabilities                                      $72,741
       Stockholders' Equity                                   $21,128

                                                     Period from Inception
                                                     (January 28, 2004) to
       Statement of Operations:                            May 31, 2004
       ------------------------                      ----------------------
       Revenue                                                $  7,831
       Cost of Goods Sold                                     $  2,859
       Operating Expense                                      $ 75,006
       Other income (expense)                                 $  4,928
       Provision for income taxes                             $     -0-

       Net Income (loss)                                      $(85,872)


Income per share: Basic & diluted                             ($ 0.01)

                                  RISK FACTORS

         You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision.


WE ARE A RECENTLY FORMED COMPANY, FORMED IN THE STATE OF NEVADA ON JANUARY 28, 2004, WITH LIMITED ACTIVITY AND NEGLIGIBLE INCOME THAT MAY CONTINUE FOR THE FORESEEABLE FUTURE.

We have not achieved profitability to the extent where there is sufficient profit to finance our planned growth and expect to have minimal income or incur net losses for the foreseeable future. Our net loss was $85,872 for the period from inception (January 28, 2004) to May 31, 2004. We expect to incur significant expenses in promoting our store and, as a result, will need to generate significant revenues over and above our current revenue to achieve profitability, which may not occur. Even if we do achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis in the future. If we are unable to achieve profitability, your investment in our common stock may decline or become worthless.

WE RELY ON OUR SOLE OFFICER FOR DECISIONS AND HE WILL RETAIN SUBSTANTIAL CONTROL OVER OUR BUSINESS AFTER THE OFFERING AND MAY MAKE DECISIONS THAT ARE NOT IN THE BEST INTEREST OF ALL STOCKHOLDERS.

Upon completion of this offering, our sole officer will, in the aggregate, beneficially own approximately 81.04% (or 71.23% if maximum is sold) of the outstanding common stock. As a result, our sole officer will have the ability to control substantially all the matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. He will also control our management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of us, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to take control of us, even if the transaction would be beneficial to other stockholders. This in turn could materially cause the value of our stock to decline or become worthless.

WE MAY HAVE TO RAISE ADDITIONAL CAPITAL WHICH MAY NOT BE AVAILABLE OR MAY BE TOO COSTLY.

Our capital requirements are and will continue to be more than our operating income. We do not have sufficient cash to indefinitely sustain operating losses. Our potential profitability depends on our ability to generate and sustain substantially higher net sales of around $250,000 per year while maintaining reasonable expense levels. We cannot assure you that we will be able to operate on a profitable basis or that cash flow from operations will be sufficient to pay our operating costs. We anticipate that the funds raised in this offering will be sufficient to fund our planned growth for the year after we close on the offering assuming we raise the minimum amount in this offering. Thereafter, if we do not achieve profitability, we will need to raise additional capital to finance our operations. We anticipate seeking additional financing through debt or equity offerings. We cannot assure you that additional financing will be available to us, or, if available, any financing will be on terms acceptable or favorable to us. If we need and cannot raise additional funds, further development of our business, upgrades in our technology, additions to our product lines may be delayed and we otherwise may not be able to execute our business plan, all of which may have a material adverse effect on our operations; if this happens, the value of your investment will decline and may become worthless.

WE ARE DEPENDENT ON THE LOW COST OF FOREIGN IMPORTS, AND SHOULD THE COST OF IMPORTING GOODS RISE, IT WILL NEGATIVELY AFFECT OUR PROFITABILITY.

We are dependent on imports directly from other countries, which is less costly than filling our inventory with comparable American-made products. Should the cost of importing our products rise for any reason, it will in turn cause us to lose profit. There are a number of factors that could influence the cost of importing foreign goods, including tariffs, freight costs, and export restrictions. These could fluctuate for political or economic reasons, and could cause gross profit margins to decrease significantly, which could cause your investment to decline or become worthless.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY WITH CURRENT OR FUTURE COMPETITORS.

Many competitors have advantages over us including longer operating histories and significantly greater financial, advertising, and other resources. As a newly formed company, breaking into the market could prove to be costly, and because of this, our profit margin would fall and the value of your investment would decline. Future competitors would increase the number of companies competing for market share. This increased competition could result in price pressure and reduced gross margins, which could harm our net sales and operating results, which in turn could cause your investment to decline and become worthless.

NO PUBLIC MARKET FOR OUR COMMON STOCK CURRENTLY EXISTS AND HAS AN ACTIVE TRADING MARKET.

Prior to this offering, there has been no public market for our common stock. We cannot be certain that an active trading market for our common stock will develop or be sustained following this offering. Further, we cannot be certain that the market price of our common stock will not decline below the initial public offering price. The initial public offering price will be determined by negotiation among us and the underwriters based upon several factors and may not be indicative of future market prices for our common stock.

                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements. These forward-looking statements are not historical facts but rather are based our current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks" and "estimates", and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecasted in the forward-looking statements. In addition, the forward-looking events discussed in this prospectus might not occur. These risks and uncertainties include, among others, those described in "Risk Factors" and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus.


                                    DILUTION

         If you purchase common stock in this offering, you will experience an immediate and substantial dilution in the projected book value of the common stock from the price you pay in this initial offering.

         The book value of our common stock as of May 31, 2004 was $29,709 or $0.004 per share. Projected book value per share is equal to our total assets, less total liabilities, divided by the number of shares of common stock outstanding.

         After giving effect to the sale of common stock offered by us in this offering, and the receipt and application of the estimated net proceeds (at an initial public offering price of $0.50 per share, after deducting estimated offering expenses), our projected book value as of May 31, 2004 would be approximately $87,940 or $0.01 per share, if the minimum is sold, and $495,940 or $0.07 per share, if the maximum is sold.

         This means that if you buy stock in this offering at $0.50 per share, you will pay substantially more than our current shareholders. The following represents your dilution:
o if the minimum of 150,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.01 per share and an immediate dilution to the new shareholders of $0.49 per common share.

o if the maximum of 1,000,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.07 per share and an immediate dilution to the new shareholders of $0.43 per common share.

The following table illustrates this per share dilution:
--------------------------------------------------------
                                                           Minimum      Maximum
Assumed initial public offering price                       $0.50        $0.50

Book value as of May 31, 2004                               $0.004       $0.004
Projected book value after this offering                    $0.01        $0.07
Increase attributable to new stockholders:                  $0.01        $0.07

Projected book value
    as of May 31, 2004 after this offering                  $0.01        $0.07
Decrease to new stockholders                               ($0.49)      ($0.43)
Percentage dilution to new stockholders                      98 %         86 %


         The following table summarizes and shows on a projected basis as of May 31, 2004, the differences between the number of shares of common stock purchased, the total consideration paid and the total average price per share paid by the existing stockholders and the new investors purchasing shares of common stock in this offering:


MINIMUM OFFERING
----------------
                       Number         Percent                          Average
                      of shares      of shares         Amount          price per
                       owned          owned             paid            share
                     -----------------------------------------------------------
Current
shareholders          6,020,000        97.57          $  50,000        $ 0.015

New investors           150,000         2.43          $  75,000        $ 0.50
                     -----------------------------------------------------------

Total                 6,170,000        100.0          $ 110,000

MAXIMUM OFFERING
----------------
                       Number         Percent                          Average
                      of shares      of shares         Amount          price per
                       owned          owned             paid            share
                     -----------------------------------------------------------
Current
shareholders          6,020,000        83.39          $  50,000        $ 0.015

New investors         1,000,000        16.61          $ 500,000        $ 0.50
                     -----------------------------------------------------------

Total                 7,020,000        100.0          $ 550,000

                              PLAN OF DISTRIBUTION

         The common stock is being sold on our behalf by our sole officer and director, who will receive no commission on such sales. All sales will be made by personal contact by our sole officer and director, Thomas G. Miller. We will not be mailing our prospectus to anyone or soliciting anyone who is not personally known by Mr. Miller, or introduced to Mr. Miller and personally contacted by him or referred to him. We have no preliminary agreements or understandings with any person or group for referrals and if there are any referrals, we will not pay finders fees.

         Mr. Miller will be selling the common stock in this offering relying on the safe harbor from broker registration under the Securities Act of 1934. Mr. Miller qualifies under this safe harbor because Mr. Miller (a) is not subject to a statutory disqualification, (b) will not be compensated in connection with his participation by the payment or other remuneration based either directly or indirectly on transactions in the securities, (c) is not an associated person of a broker dealer, and has not been an associated person of a broker dealer within the preceding twelve months, and (d) primarily performs, and will perform, after this offering, substantial duties for the issuer other than in connection with the proposed sale of securities in this offering, and he is not a broker dealer, or an associated person of a broker dealer, within the preceding 12 months, and he has not participated in selling securities for any issuer in the past 12 months and shall not sell for another issuer in the twelve months following the last sale in this offering.

         Additionally, he will be contacting relatives, friends and business associates to invest in this offering and provide them with a printed copy of the prospectus and subscription agreement. No printed advertising materials will be used for solicitation, no internet solicitation and no cold calling people to solicit interest for investment.

         The Company is filing its registration statement in the State of Nevada and is filing under Nevada Revised Statutes 90-480 - Registration by Coordination. The effective date in Nevada will be the same as the effective date with the U.S. Securities & Exchange Commission. The other states we sell in will be under an exemption for limited offering where we will limit our sales in those states to the minimum number of investors to receive such exemption. Mr. Miller will be contacting friends, relatives and business acquaintances in Nevada, Texas, Illinois, Ohio, Florida, Alabama, California, Maryland, New York, Colorado and Canada .

         The money we raise in this offering before the minimum amount is sold will be held by the Company, uncashed, until the minimum amount is raised. At such time as the minimum amount is raised, all funds will be refunded immediately, without interest, if the minimum amount is not sold by February 28, 2005.

         Certificates for shares of common stock sold in this offering will be delivered to the purchasers by Signature Stock Transfer, Inc., the stock transfer company chosen by the company as soon as the minimum subscription amount is raised.

                                 USE OF PROCEEDS

         The total cost of the offering is estimated to be $15,045 if the minimum is sold, or $30,295 if the maximum is sold, consisting primarily of legal, accounting and blue sky fees. We will pay these costs out of the funds we raise in this offering.

         The following table shows how we plan to use the proceeds from selling common stock in this offering, reflecting the minimum and maximum subscription amounts:

Subscription amt.                                      $75,000      $500,000
                                                       Minimum      Maximum
                                                       -------      --------
Legal, accounting & printing expenses                    7,350        22,600
Other offering expenses                                  7,695         7,695
Net proceeds to company                                 55,955       469,705
                                                       -------      --------
Total                                                  $75,000      $500,000



The following describes each of the expense categories:

o        legal,   accounting  and  printing   expense  is  the  estimated  costs
         associated with this offering;
o other offering expenses includes SEC registration fee, blue-sky fees and miscellaneous expenses with regards to this offering.

         The following table shows how we plan to use the net proceeds to the company:


                                                       Minimum       Maximum
                                                       --------     ---------
Inventory Purchases                                    $ 29,000     $ 230,000
New store opening                                         -0-          70,000
Advertising & Promotion                                  11,000        61,000
Salaries for store personnel                             12,000        50,000
Existing store modifications                              2,000        20,000
General corporate overhead                                1,955        38,705
                                                       --------     ---------
Proceeds to company                                      55,955       469,705


Following is a discussion of each anticipated/proposed expense identified above:

o Inventory purchases: If the minimum amount is raised in the offering, we will spend $29,000 to supplement our existing inventories of jewelry, home accessories and framed art. Similarly, if the maximum is raised, we will purchase larger quantities of inventories to not only supplement existing store supplies but to also supply the proposed new store opening.
o New store opening: Only if we raise the maximum offering amount will we invest in opening a new store location.
o Advertising & Promotion: Print, circular, and television and radio advertising will be employed to promote SEA. The more funds raised will determine the nature of this advertising, be it print or radio and television.

o        Salaries: Provide salespeople standard retail salaries.
o Store modifications: Modifications will include shelving item displays, enhanced lighting and general store layout.
o        General   corporate   overhead  relates  to  rent  and  lease  expense,
         utilities, and basic facility needs.

Our President, Thomas G. Miller, will not be compensated with funds out of the proceeds of this offering. We will compensate Mr. Miller after the company has reached profitability by paying him a salary of $2,500 per month and twenty percent (20%) of the profits; therefore his compensation will be based on performance and profitability of the Company.


                            DESCRIPTION OF BUSINESS

         We were incorporated in the state of Nevada on January 28, 2004 under the name of SE Asia Trading Company, Inc. Our President, Thomas G. Miller is our sole director, officer and employee and holds 5,000,000 shares of common stock which we issued to him for $5,000, composed of $500 cash and $4,500 of his services.

GENERAL

We are an independent retailer of home accessories, framed art and jewelry. Our product offerings include:

Product                                     Manufacturing origin
-------                                     --------------------
Jewelry                                     Thailand
Home accessories                            Domestic and Imported
Framed art                                  Local Texas wholesaler

We provide our customers with a wide selection of home accessories, jewelry and framed art. We operate out of a 3,500 square foot building in Rockwall, Texas, a growing suburb 30 miles east of Dallas, Texas on Interstate 30. Management believes its customers shop at SEA as a result of the stores' convenient location and size, low price of key product categories, and quality.

BUSINESS STRATEGY

We serve a target customer in the middle to upper-middle income ranges. We have attracted this discriminating and demanding consumer by focusing on what we believe are the key elements of retailing: convenient and appealing stores, merchandise value and selection, product and image oriented advertising, and customer service. We plan to continue to expand into new markets and strengthen our position in our current market areas utilizing existing and planned distribution infrastructure.

Method of distribution of products and services:
------------------------------------------------

We currently have one location approximating 3,500 square feet located on a frontage road to Interstate 30 in Rockwall, Texas. Rockwall is a bedroom community for the greater Dallas, Texas area and has a population of approximately 35,000.This location is a walk in retail store. We currently have one employee and are open Tuesday through Saturday.

The proceeds from this offering will allow us to do the following:

     o Place more emphasis on marketing to generate additional business. Print advertising is key to growing our customer traffic and therefore sales volume. In addition, we want to supplement print advertising with television and radio spots.
     o Provide funds to purchase more inventory and enhance our existing product offerings through increased diversity and choices.
     o    Expand through establishing additional locations in our market area.

Principal Products or Services and Their Markets:
-------------------------------------------------

We offer a broad and competitive range of jewelry, home accessories, and framed art. The company seeks to meet the home merchandise needs of its immediate market area by offering a wide variety of quality merchandise and a more attractive price-to-value relationship than comparable home accessory and jewelry stores. This is achieved by:

     o Wide variety of imported home accessories such as rugs, lamps, occasional tables, decorative trunks, and the like.
     o    Wide variety of imported jewelry.
     o    Wide variety of high-end quality frame art.
     o Competitive pricing. Due to the compan s direct relationship with overseas manufacturers, markups are generally less than in those stores that buy through brokers and import agents. This allows the company to offer more aggressive pricing on comparable quality merchandise.
     o Convenient shopper-friendly environment. The company is located in a well-traveled area in close proximity to a major Interstate with ample parking.

Expansion Strategy:
-------------------

The company expects that expansion will occur primarily within its present geographic market area and will be focused in small to medium sized bedroom communities surrounding the Dallas/Ft. Worth Metroplex SMSA. The company may, in the future, expand into the urban markets of Dallas and Ft. Worth if the company deems there to be sufficient profit potential.

Merchandising and Marketing:
----------------------------

The company believes it has a distinctive niche in that it offers a wide variety of quality imported merchandise at a more attractive price-to-value relationship than other similar stores in its market area. The company believes its knowledge of its regional and local customer preferences enables the company to compete effectively in its region.

Marketing activities have been restricted by cash flow and as such have been limited to building signage and word of mouth advertising. Going forward, through the proceeds of this offering, the company intends to increase marketing activities through printed circulars, newspapers, trade magazines and local television and radio commercial spots.

Purchasing:
-----------

The company's buying activities are directed by the President of the company. Buying activities are facilitated by personal visits to Southeast Asia for sterling jewelry and local suppliers for home accessories and framed art. We anticipate more visits to these suppliers in the future to supplement our inventory.

Highly Competitive Pricing Strategy:
------------------------------------

The company engages in a highly competitive pricing strategy enabling the company to offer high quality home accessories, jewelry and framed art at attractive prices. The company can offer aggressive pricing and maintain acceptable profit margins in that the company buys directly from the manufacturer in the case of jewelry and home accessories, thereby eliminating middlemen, which tend to increase retail prices. In addition, pertaining to framed art, the company has been able to purchase this inventory at below wholesale prices through bulk buying.

Competition:
------------

     The retail sale of home accessories, jewelry and framed art is a highly fragmented and competitive business. We believe that the primary elements of competition in our industry are merchandise (quality, style, selection, price and display), consumer credit offers, customer service, image and product oriented advertising and store location and design. The degree and source of competition vary by geographic area. We compete with numerous individual retail stores as well as chains and the better department stores. Department stores benefit competitively from more established name recognition in specific markets, a larger customer base due to their non-furnishings product lines and proprietary credit cards. Furniture manufacturers have also accelerated the opening of their own dedicated retail stores in an effort to control and protect the distribution prospects of their merchandise.

     We believe SEA is uniquely positioned in the marketplace with a targeted mix of merchandise that appeals to customers who are somewhat more affluent than those of most other competitive furniture store chains. We believe that this customer segment responds more cautiously to typical discount promotions and focuses on the real value and customer service offered by a retailer. We consider our experienced sales personnel and customer service as important factors in SEA's competitive success. Lastly, we believe SEA's abilities to make prompt delivery of orders through maintenance of inventory and to tailor the inventory to a store's local market conditions provide additional competitive advantages.

Status  of  product  or  services  based  on  public  information  requiring  an
--------------------------------------------------------------------------------
investment or material assets of the issuer:
--------------------------------------------
As we are a new company, we do not have any information that has been made public or that will require an investment or material asset of ours.

Additional information:
-----------------------
We have made no public announcements to date and have no additional or new products or services. In addition, we don't intend to spend funds in the field of research and development; no money has been spent or is contemplated to be spent on customer sponsored research activities relating to the development of new products, services or techniques; and we don't anticipate spending funds on improvement of existing products, services or techniques.


                 MANAGEMENT'S DISCUSSION AND PLAN OF OPERATIONS

         As of May 31, 2004, our cash balance was $6,967 of marketable securities.

         Our revenue for the period ending May 31, 2004 was $7,831. This represents our first several months of operations.

Following is our plan of operations based upon the amount of capital we raise in this offering.

The following table sets forth how we anticipate using the net proceeds from our offering:

                                                           Minimum      Maximum
                                                           --------    ---------
Inventory Purchases                                        $ 29,000    $ 230,000
New store opening                                              -0-        70,000
Advertising & Promotion                                      11,000       61,000
Salaries for store personnel                                 12,000       50,000
Existing store modifications                                  2,000       20,000
General corporate overhead                                    1,955       38,705
                                                           ---------------------
Proceeds to company                                          55,955      469,705



Generating Sufficient Revenue:
------------------------------

The Company plans to generate sufficient revenue by expanding and developing its product line, and increasing market penetration.

Financing Needs:

Our cash flows since inception have been nominal as the majority of funds are invested in inventories for sale and we have only been in business for since February 2004. As noted above, the Company's initial financing needs can and will be met even if the minimum offering amount is raised. We believe that by raising the minimum amount of funds in this offering we will have sufficient funds to cash flow our growth plans for a minimum of twelve months, since we are generating revenue from sales and our costs to operate for a year are less than the net proceeds from the minimum offering.

As presented, the net proceeds total $55,955 if the minimum offering amount is raised. If the minimum offering amount is raised, we believe it can institute its growth objectives. If the maximum is raised, with net proceeds of $469,705, we believe that this would give us the ability, not only to institute these growth objectives, but also to institute them simultaneously to effect the greatest income growth.


                             DESCRIPTION OF PROPERTY

         Our corporate and retail facilities are located at 1545 E. Interstate 30, Rockwall, Texas 75087 on a month to month sublease for $1,500 per month. We anticipate signing a three year sometime in September 2004.


             DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The directors and officers of the company, their ages and principal positions are as follows:


      Name                   Age       Position
      Thomas G. Miller       55        President; Secretary and Director

Background of Directors and Executive Officers:


THOMAS G. MILLER. Mr. Miller, now 55, graduated from Lees Summit High School in 1967 and attended Kansas City School of Preaching from 1972 to 1974. He worked in commercial construction until 1998 when he became the Associate Pastor of Lakeshore Church where he served until 2002. In 2003, he was the managing director of Equally Yoked Christian Singles, a dating service in Dallas, Texas. In January 2004, he became president of S. E. Asia Trading Company, Inc. where he works full time.

                     REMUNERATION OF DIRECTORS AND OFFICERS


         Our sole officer and director has received no compensation other than the 4,500,000 shares of common stock he received for services on January 28, 2004 and has no employment contract with the company.

      Name of Person            Capacity in which he served       Aggregate
    Receiving compensation       to receive remuneration        remuneration

    Thomas G. Miller            President, Secretary            4,500,000 shares
                                 and Treasurer                   of common stock

         Mr. Miller received the common stock upon formation of the company and it is impracticable to determine the cash value. Since the common stock was issued upon forming of our company for services performed which we cannot estimate the value since that work continues through the filing and effectiveness of this registration statement, with no other compensation to be granted for the work done on this filing.

As of the date of this offering, we have no plans to pay any remuneration to anyone in or associated with our company. When we have funds and/or revenue, our board of directors will determine any remuneration at that time.

            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

         In January, 2004, the president of the company received 5,000,000 shares of common stock which we issued to him for $5,000, composed of $500 cash and $4,500 of his services.

         As of the date of this filing, there are no agreements or proposed transactions, whether direct or indirect, with anyone, but more particularly with any of the following:
o        a director or officer of the issuer;
o        any principal security holder;
o        any promoter of the issuer;
o any relative or spouse, or relative of such spouse, of the above referenced persons.



               The remainder of this page intentionally left blank



                             PRINCIPAL SHAREHOLDERS


         The following table lists the officers, directors and stockholders who, at the date hereof, own of record or beneficially, directly or indirectly, more than 10% of the outstanding common stock, and all officers and directors of the company:

                               Name and Address            Amount owned
   Title                        of Owner                   before offering      Percent
----------------------------------------------------------------------------------------------

President, Secretary           Thomas G. Miller               5,000,000              83.06%
    And Director              750 I-30 East, Suite 170
                               Rockwall, Texas 75087
                                                             -----------        -----------

Total                                                         5,000,000              83.06%

After offering:    Minimum                                    5,000,000              81.04%
--------------
                   Maximum                                    5,000,000              71.22%



                               SIGNIFICANT PARTIES

         The following table lists the significant parties of the issuer:

Relationship                        Name and
to Issuer                           business address                   Residential address
----------------------------------------------------------------------------------------------
Officer                             Thomas G. Miller
and Director                        1545 E. Interstate 30              2029 Sun Dr.
                                    Rockwall, Texas 75087              Rockwall, Texas 75032


Record owner of                     Thomas G. Miller
10% (or more) owner                 1545 E. Interstate 30              2029 Sun Dr.
of equity securities                Rockwall, Texas 75087              Rockwall, Texas 75032


Beneficial owner of                 Thomas G. Miller
10% (or more) owner                 1545 E. Interstate 30              2029 Sun Dr.
of equity securities                Rockwall, Texas 75087              Rockwall, Texas 75032


Counsel to Issuer     Law Offices of J. Hamilton McMenamy, P.C.
                      1450 Meadowpark Building                         10440 N. Central Expy
                      10440 N. Central Expressway                      Dallas, Texas 75231
                      Dallas, Texas 75231


                            SECURITIES BEING OFFERED

         We are offering for sale common stock in our company at a price of $0.50 per share. We are offering a minimum of 150,000 shares and a maximum of 1,000,000 shares. The authorized capital in our company consists of 50,000,000 shares of common stock, $0.001 par value per share. As of May 15, 2004, we had 6,020,000 shares of common stock issued and outstanding.

         Every investor who purchases our common stock is entitled to one vote at meetings of our shareholders and to participate equally and ratably in any dividends declared by us and in any property or assets that may be distributed by us to the holders of common stock in the event of a voluntary or involuntary liquidation, dissolution or winding up of the company.

         The existing stockholders have no preemptive rights to purchase common stock offered for sale by us, and no right to cumulative voting in the election of our directors.


       RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN REGISTRATION STATEMENT

         The experts named in this registration statement were not hired on a contingent basis and have no direct or indirect interest in our company. Our attorney may purchase shares in this offering. Our certified public accountant may not purchase shares in this offering.



                                LEGAL PROCEEDINGS

         We are not involved in any legal proceedings at this time.


                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         We  have  retained  the  same  accountant,   Lopez,   Blevins,  Bork  &
Associates, LLP as our independent certified public accountant. We have had no disagreements with them on accounting and disclosure issues.


              DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         Our certificate of incorporation provides that the liability of our officers and directors for monetary damages shall be eliminated to the fullest extent permissible under Nevada Revised Statutes, 78.745 to 78.752, which includes elimination of liability for monetary damages for defense of civil or criminal actions. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Article VII of our Articles of Incorporation states:

               Elimination or Limitation of Liability of Directors

         No director shall be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director: provided, however, that nothing contained herein shall eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any transaction from which the director derived an improper personal benefit, or (iv) for any act or omission occurring prior to their directorship.

         The position of the U.S. Securities & Exchange Commission under the Securities Act of 1933:

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         We have no underwriting agreement and therefore no provision for indemnification of officers and directors is made in an underwriting by a broker dealer.

                                  LEGAL MATTERS

         Our attorney has passed upon the legality of the common stock issued before this offering and passed upon the common stock offered for sale in this offering. Our attorney is Law Offices of J. Hamilton McMenamy, P.C., 1450 Meadowpark Building, 10440 N. Central Expressway, Dallas, Texas 75231.

                                     EXPERTS

         The financial statements as of May 31, 2004, and for the period of inception (January 28, 2004) to May 31, 2004 of the company included in this prospectus have been audited by Lopez, Blevins, Bork & Associates, LLP, independent certified public accountants, as set forth in his report. The financial statements have been included in reliance upon the authority of them as experts in accounting and auditing.

                                 DIVIDEND POLICY

         To date, we have not declared or paid any dividends on our common stock. We do not intend to declare or pay any dividends on our common stock in the foreseeable future, but rather to retain any earnings to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors it deems relevant.

                                 CAPITALIZATION

         The following table sets forth our capitalization as of May 31, 2004. Our capitalization is presented on:
o        an actual basis;
o a pro forma basis to give effect to net proceeds from the sale of the minimum number of shares (150,000) we plan to sell in this offering; and
o a pro forma basis to give effect to the net proceeds from the sale of the maximum number of shares (1,000,000) we plan to sell in this offering.


                                                          After          After
                                            Actual      Minimum        Maximum
                                      May 31, 2004      Offering       Offering
                                      ------------     ----------     ----------

   Stockholders' equity
   Common Stock, $0.001 par value;
   50,000,000 shares authorized;             6,020         6,170          7,020
   Additional Paid In Capital               80,980       139,061        546,211
   Retained earnings                       (57,291)      (57,291)       (57,291)
   Total Stockholders' Equity               29,709        87,940        495,940

   Total Capitalization                     29,709        87,940        495,940

   Number of shares outstanding          6,020,000     6,170,000      7,020,000

         The Company has only one class of stock outstanding. The common stock sold in this offering will be fully paid and non assessable, having voting rights of one vote per share, have no preemptive or conversion rights, and liquidation rights as is common to a sole class of common stock. The company has no sinking fund or redemption provisions on any of the currently outstanding stock and will have none on the stock sold in this offering.


                                 TRANSFER AGENT

         We will serve as our own transfer agent and registrar for the common stock until such time as this registration is effective and we sell the minimum offering, then we intend to retain Signature Stock Transfer, Inc., 14675 Midway Road, Suite 221, Dallas, Texas 75244.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
  S.E. Asia Trading Company, Inc.
  Rockwall, Texas

We have audited the accompanying balance sheet of S.E. Asia Trading Company, Inc. as of May 31, 2004 and the related statements of loss, stockholders' equity, and cash flows for the period from January 28, 2004 (Inception) through May 31, 2004. These financial statements are the responsibility of S.E. Asia Trading Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S.E. Asia Trading Company, Inc. as of May 31, 2004 and the results of its operations and its cash flows for the period from January 28, 2004 (Inception) through May 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that SE Asia will continue as a going concern. As discussed in Note 2 to the financial statements, SE Asia has incurred losses for the period ended May 31, 2004 totaling $85,872 and had negative working capital of $1,947 as of May 31, 2004. These conditions raise substantial doubt about SE Asia's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 2. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.


/s/ Lopez, Blevins, Bork & Associates, LLP
------------------------------------------
Lopez, Blevins, Bork & Associates, LLP
Houston, Texas

August 25, 2004

                         S.E. ASIA TRADING COMPANY, INC.
                                  BALANCE SHEET
                                  MAY 31, 2004


                                     ASSETS

Current assets
  Cash                                                                $   6,967
  Inventory                                                              63,827
                                                                      ---------
    Total current assets                                                 70,794

Property and equipment, net                                              19,820
Other assets                                                              3,255
                                                                      ---------

    TOTAL ASSETS                                                      $  93,869
                                                                      =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Accrued expenses                                                    $   1,702
  Line of credit                                                         71,039
                                                                      ---------
    Total current liabilities                                            72,741
                                                                      ---------

Commitments

STOCKHOLDERS' EQUITY:
  Common stock, $.001 par value, 50,000,000 shares authorized,
    6,020,000 shares issued and outstanding                               6,020
  Additional paid in capital                                            100,980
  Accumulated deficit                                                   (85,872)
                                                                      ---------
    Total Stockholders' Equity                                           21,128
                                                                      ---------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                            $  93,869
                                                                      =========



                See accompanying summary of accounting policies
                       and notes to financial statements.

                         S.E. ASIA TRADING COMPANY, INC.
                                STATEMENT OF LOSS
          PERIOD FROM JANUARY 28, 2004 (INCEPTION) THROUGH MAY 31, 2004


                                                                        2004
                                                                    -----------
Revenues                                                            $     7,831

Cost of sales                                                             2,859
                                                                    -----------

Gross profit                                                              4,972

Operating expenses                                                       75,006
                                                                    -----------

Loss from operations                                                    (70,034)

Other expenses:
  Interest expense                                                          587
  Loss on sale of marketable securities                                  15,251
                                                                    -----------
                                                                         15,838
                                                                    -----------

Net loss                                                            $   (85,872)
                                                                    ===========

Net loss per share                                                  $     (0.01)
                                                                    ===========

Weighted average shares outstanding:
  Basic and diluted                                                   6,020,000
                                                                    ===========





                 See accompanying summary of accounting policies
                       and notes to financial statements.



                         S.E. ASIA TRADING COMPANY, INC.
                        STATEMENT OF STOCKHOLDERS' EQUITY
          PERIOD FROM JANUARY 28, 2004 (INCEPTION) THROUGH MAY 31, 2004



                                                  Additional
                                Common Stock       Paid-In     Accumulated
                            Shares      Amount     Capital       Deficit      Total
                          ---------   ---------   ---------    ---------    ---------

Stock sold for cash and
  services to founders    5,000,000   $   5,000   $    --      $    --      $   5,000

Stock issued for
  services                  400,000         400      19,600         --         20,000

Stock issued for
  marketable securities     620,000         620      81,380
                                                                               82,000

Net loss                       --          --          --        (85,872)     (85,872)
                          ---------   ---------   ---------    ---------    ---------

Balance,
  May 31, 2004            6,020,000   $   6,020   $ 100,980    $ (85,872)   $  21,128
                          =========   =========   =========    =========    =========






                 See accompanying summary of accounting policies
                       and notes to financial statements.

                         S.E. ASIA TRADING COMPANY, INC.
                             STATEMENT OF CASH FLOWS
          PERIOD FROM JANUARY 28, 2004 (INCEPTION) THROUGH MAY 31, 2004


                                                                     2004
                                                                   ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                                         $ (85,872)
  Adjustments to reconcile net loss to cash used in
    Operating activities:
      Depreciation and amortization                                      835
      Common stock issued for services                                24,500
      Loss on sale of marketable securities                           15,251
        Changes in assets and liabilities:
          Inventory                                                  (63,827)
          Other assets                                                (3,255)
          Accrued expenses                                             1,702
                                                                   ---------

CASH USED IN OPERATING ACTIVITIES                                   (110,666)
                                                                   ---------

CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of marketable securities                         66,749
  Capital expenditures                                               (20,655)
                                                                   ---------

CASH PROVIDED BY INVESTING ACTIVITIES                                 46,094
                                                                   ---------

CASH FLOWS FROM FINANCING ACTIVITIES
  Stock issued for cash                                                  500
  Line of credit, net                                                 71,039
                                                                   ---------

CASH PROVIDED BY FINANCING ACTIVITIES                                 71,539
                                                                   ---------

NET INCREASE IN CASH                                                   6,967

Cash, beginning of period                                               --
                                                                   ---------
Cash, end of period                                                $   6,967
                                                                   =========

NONCASH DISCLOSURES
  Stock issued for marketable securities                           $  82,000
                                                                   =========

SUPPLEMENTAL DISCLOSURES
  Interest paid                                                    $    --
                                                                   =========
  Income taxes                                                     $    --
                                                                   =========




                 See accompanying summary of accounting policies
                       and notes to financial statements.

                         S.E. ASIA TRADING COMPANY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS AND BASIS OF PRESENTATION

Nature of our Business

S.E. Asia Trading Company, Inc. ("SE Asia") was incorporated on January 28, 2004 under the laws of the State of Nevada. SE Asia operates is a retailer of costume jewelry, framed art and home furnishings and accessories. The company is located in Rockwall, Texas.

Basis of Accounting

SE Asia maintains its accounts on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Revenue Recognition

SE Asia recognizes revenue on point of sale or upon shipment.

Allowance for Doubtful Accounts

Earnings are charged with a provision for doubtful accounts based on a current review of collectibility of accounts receivable. Accounts deemed uncollectible are applied against the allowance for doubtful accounts. Majority of SE Asia's sales are cash on point of sale.

Cash

SE Asia considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Inventory

Inventory consists of finished goods and is stated at the lower of cost or market, with cost being determined on a specific identification basis.

Marketable Securities

SE Asia considers all marketable securities as classified as available for sale and reported at their current market value.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation is computed by applying the straight-line method over the estimated useful lives which are generally five to seven years.

Income Taxes

Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $15,254 for the period ending May 31, 2004.


NOTE 2 - FINANCIAL CONDITION AND GOING CONCERN

For the period ended May 31, 2004, SE Asia incurred a net loss totaling $85,872, and at May 31, 2004 had negative working capital of $1,947. Because of this loss, SE Asia will require additional working capital to develop its business operations.

SE Asia intends to raise additional working capital either through private placements, public offerings and/or bank financing.

There are no assurances that SE Asia will be able to either (1) achieve a level of revenues adequate to generate sufficient cash flow from operations; or (2) obtain additional financing through either private placement, public offerings and/or bank financing necessary to support SE Asia's working capital requirements. To the extent that funds generated from any private placements, public offerings and/or bank financing are insufficient, SE Asia will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to SE Asia. If adequate working capital is not available SE Asia may not continue its operations.

These conditions raise substantial doubt about SE Asia's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should SE Asia be unable to continue as a going concern.


NOTE 3 - PROPERTY AND EQUIPMENT:

Components of property, plant, and equipment, at May 31, 2004 are as follows:

    Vehicles                                               $      4,314
    Furniture and fixtures                                        2,979
    Leasehold improvements                                       13,362
                                                           ------------
                                                                 20,655
    Less: accumulated depreciation                                 (835)
                                                           ------------
                                                           $     19,820
                                                           ============

Depreciation expense totaled $835 for the period ended May 31, 2004.


NOTE 4 - LINE OF CREDIT

SE Asia entered into an agreement for a line of credit with a financing company owned by a share holder with a maximum borrowing base, as defined, of up to $100,000. Advances under this line bear interest at the rate of 5.00% and is due monthly, and the line of credit matures on December 31, 2005. The line of credit is secured by all assets owned by SE Asia and the stock owned by the majority shareholder. The balance outstanding on the note at May 31, 2004 was $71,039.


NOTE 5 - COMMON STOCK

At inception, S.E. Asia issued 5,000,000 shares of stock to its founding shareholder for $500 cash and services valued at $4,500.

During the period ended May 31, 2004, SE Asia issued 400,000 shares of stock valued at $20,000 to a third party for SE Asia obtaining a line of credit.

During the period ended May 31, 2004, SE Asia issued 620,000 shares of stock for marketable securities valued at $82,000.


NOTE 6 - INCOME TAXES

For the period ended May 31, 2004, S.E. Asia incurred a net loss and, therefore, had no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $85,000 at May 31, 2004, and will expire in the year 2024.

The provision for federal income tax consists of the following, calculated at the United States federal statutory rate of 15% for the period ended May 31:

                                                                2004
                                                             -------------
    Current provision                                        $           -
    Deferred provision                                                   -
                                                             -------------
                                                             $           -
                                                             =============

Deferred income taxes consist of the following at May 31:

                                                                2004
                                                             -------------
    Long-term:
      Net operating loss carry forward                       $     13,000
      Valuation allowance                                         (13,000)
                                                             -------------
                                                             $          -
                                                             =============


NOTE 7 - COMMITMENTS

SE Asia is renting office space on a month to month basis. The payments are $1,500 per month. Total rent expense for the period ending May 31, 2004 is $9,000.

         No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this Prospectus. If given or made, such other information or representation'; must not he relied upon as having been authorized by the Company or by any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an otter to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.


                                TABLE OF CONTENTS
Prospectus Summary                                                            2
Corporate Information                                                         2
Summary Financial Data                                                        3
Risk Factors                                                                  4
Forward Looking Statements                                                    6
Dilution                                                                      6
Plan of Distribution                                                          8
Use of Proceeds                                                               9
Description of Business                                                      11
Management's Discussion and Plan of Operations                               13
Description of Property                                                      14
Director's, Executive Officers and Significant Employees                     14
Remuneration of Officers and Directors                                       15
Interest of Management and Others in Certain Transactions                    15
Principal Shareholders                                                       16
Significant Parties                                                          16
Securities Being Offered                                                     17
Relationship with Issuer of Experts Named in Registration Statement          17
Legal Proceedings                                                            17
Changes In and Disagreements with Accountants on Accounting
       and Financial Disclosure                                              17
Disclosure of Commission Position of Indemnification for
       Securities Act Liabilities                                            17
Legal Matters                                                                18
Experts                                                                      18
Dividend Policy                                                              19
Capitalization                                                               19
Transfer Agent                                                               19
Financial Statements                                                         F-1


Until the (90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1.     Indemnification of Directors and Officers

         Our certificate of incorporation provides that the liability of our officers and directors for monetary damages shall be eliminated to the fullest extent permissible under Nevada Revised Statutes, 78.745 to 78.752, which includes elimination of liability for monetary damages for defense of civil or criminal actions. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Article VII of our Articles of Incorporation states:

               Elimination or Limitation of Liability of Directors

         No director shall be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director: provided, however, that nothing contained herein shall eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any transaction from which the director derived an improper personal benefit, or (iv) for any act or omission occurring prior to their directorship.

Item 2.     Other Expenses of Issuance and Distribution

         All expenses, including all allocated general administrative and overhead expenses, related to the offering or the organization of the Company will be borne by the Company.

         The following table sets forth a reasonable itemized statement of all anticipated out-of-pocket and overhead expenses (subject to future contingencies) to be incurred in connection with the distribution of the securities being registered, reflecting the minimum and maximum subscription amounts.

                                              Minimum          Maximum
                                             ----------------------------
 SEC Filing Fee                              $      64         $       64
 Printing and Engraving Expenses                 2,000              5,000
 Legal Fees and Expenses                         5,000             19,000
 Edgar Fees                                      1,800              1,800
 Accounting Fees and Expenses                    2,500              2,500
 Blue Sky Fees and Expenses                      5,000              5,000
 Miscellaneous                                     200                200
                                             ----------------------------
           TOTAL                             $  16,564         $   33,564




Item 3.     Undertakings

         The Registrant hereby undertakes to:

                                      11.1

         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

                  (i) Include any prospectus required by section 10(a)(3) of the Securities Act; and
                  (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of
         prospectus   filed  with  the   Commission   pursuant  to  Rule  424(b)
         (230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and
                  (iii) Include any additional or changed material information on the plan of distribution.
         (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.
         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         Registrant hereby undertakes to request acceleration of the effective date of the registration statement under Rule 461 of the Securities Act:
         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.
         In the event that a claim for indemnification against such liabilities (other than payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter ahs been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed by the Securities Act and will be governed by the final adjudication of such issue.

Item 4.     Unregistered Securities Issued or Sold Within One Year

         The Company sold on January 28, 2004 to its founder 5,000,000 shares of common stock which was issued to him for $5,000, composed of $500 cash and $4,500 of his services. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction during July 1999, the founder, sole officer and director purchased stock for a combination of $500 cash and $4,500 of services.


                                      11.2

         The Company issued 400,000 shares on January 30, 2004 to an unrelated financial entity, in consideration for $20,000, at $0.05 per share, in addition to the financial entity extending to the company a $100,000 line of credit for two years at 5% interest rate. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The Company relied upon this exemption because in a private transaction on January 30, 2004, the financial company purchased 400,000 shares of common stock for $20,000. The purchaser was a sophisticated investor who purchased the stock for their own account and not with a view toward distribution to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

         The Company issued 500,000 shares on February 10, 2004 to Gary V. Pilant, an unrelated party in consideration for $66,000 of marketable securities such stock being valued at $0.13 per share. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction on February 10, 2004, Gary V. Pilant funded the Company with $66,000 of marketable securities in exchange for 500,000 shares of common stock. The purchaser was sophisticated investor who purchased the stock for his own account and not with a view toward distribution to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

         The Company issued 120,000 shares on February 12, 2004 to Verle Pilant, an unrelated individual in consideration for $16,000 of marketable securities such stock being valued at $0.13 per share. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction on February 12, 2004, Verle Pilant funded the Company with $16,000 of marketable securities in exchange for 120,000 shares of common stock. The purchaser was a sophisticated investor who purchased the stock of his own account and not with a view toward distribution to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.







                                      11.3

Item 5.     Exhibits



         The following Exhibits are filed as part of the Registration Statement:

Exhibit No.           Identification  of Exhibit

2.1  -  Articles of Incorporation
3.3  -  ByLaws
4.0  -  Form of  Subscription  Agreement
10.2 -  Consent of Law Offices of J. Hamilton  McMenamy,  P.C.
11.0 -  Opinion of Law Offices of J. Hamilton McMenamy, P.C.
15.0 -  Specimen Stock Certificate
23.1 -  Consent of Lopez, Blevins, Bork & Associates, LLP


















                                      11.4

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form SB-1 and authorizes this Registration Statement to be signed on its behalf by the undersigned, being duly authorized, in the City of Rockwall, State of Texas, on the date indicated below.

                                  S. E. Asia Trading Company, Inc.



                                  By: /s/ Thomas G. Miller
                                  -----------------------------
                                  Thomas G. Miller, President


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacity and on the date indicated:





 Signature                    Title                           Date
 --------------------------   ----------------------------  --------------------

 /s/ Thomas G. Miller                                        September 10, 2004
 --------------------
     Thomas G. Miller         President, Secretary,
                              Treasurer; Director

/s/ Thomas G. Miller
--------------------
    Thomas G. Miller          Chief Financial Officer        September 10, 2004


/s/ Thomas G. Miller
--------------------
    Thomas G. Miller          Principal Accounting Officer   September 10, 2004








                                      11.5

                                                                     EXHIBIT 2.1


 [SEAL
  STATE OF      DEAN HELLER
  NEVADA]       SECRETARY OF STATE
                206 NORTH CARSON STREET
                CARSON CITY, NEVADA 89701-4299
                (775) 684-5708
                WEBSITE: SECRETARYOFSTATE.BIZ

                                                     FILED# C1842-04

        ARTICLES OF INCORPORATION                      JAN 28 2004
            (PURSUANT TO NRS 78)
                                                     IN THE OFFICE OF
                                                      /S/ DEAN HELLER
                                                 DEAN HELLER, SECRETARY OF STATE

                                             ABOBE SPACE IS FOR OFFICE USE ONLY
        IMPORTANT: Read attached instructions before completing form.
--------------------------------------------------------------------------------
1. Name of
   Corporation:                   S.E. ASIA TRADING COMPANY, INC.
                              --------------------------------------------------
2. Resident Agent                 Laughlin Internationa, Inc.
   Name and Street                2533 North Carson St, Carson, NEVADA  89706
   Address:
                              --------------------------------------------------
  (Must be a Nevada address   Street Address            City    State   Zip Code
   where process may be
   served)
                              --------------------------------------------------
                              Optional Mailing Address  City    State   Zip Code
================================================================================

3. Shares:
   (number of shares
    corporation               Number of shares                              Number of shares
    authorized to issue)      with par value:  50,000,000 Par value: $0.001 without par value: 0
                                               ----------            ------                    ----
===================================================================================================
4. Names &
   Addresses,                 1.    Tom Miller
   of Board of                  ------------------------------------------------
   Directors/Trustees:            Name
   (attach additional page if
   there is more than 3         1545 East I-30       Rackwall,  Texas   75087
   directors/trustees)          ------------------------------------------------
                                Street Address            City  State   Zip Code

                              2.
                                ------------------------------------------------
                                  Name

                                ------------------------------------------------
                                Street Address            City  State   Zip Code

                              3.
                                ------------------------------------------------
                                  Name

                                ------------------------------------------------
                                Street Address            City  State   Zip Code
================================================================================
5. Purpose:                   The purpose of this Corporation shall be:
   (optional-see
    instructions)             To engage in any lawful act or activity
================================================================================
6. Names, Address              C. Smith                   /s/ C. Smith
   and Signature of           ---------------------    -------------------------
   Incorporator:                Name                    Signature
   (attach additional page if  709-B West Rusk #580   Rockwall Texas  75087
   there is more than 1       --------------------------------------------------
   incorporator)              Street Address            City  State   Zip Code
================================================================================
7. Certificate of
   Acceptance of              I hereby accept appointment as Resident Agent for the above  named corporation.
   Apporintment of
   Resident Agent:            See Attached                                                    12/15/03
                              ----------------------------------------------------------   ------------------
                              Authorized Signature of R.A. or On Behalf of R.A. Company        Date
=============================================================================================================

This form must be accompanied by appropriate fees.  See attached fee schedule.      Nevada Secretary of State For 78.RTLC
                                                                                                      Revised on: 1/21/03



                                                                              Office use only

                                                 [Certificate of Acceptance
[Stamp           DEAN HELLER                          of Appointment by
 illegible]      Secretary of State                     Resident Agent]

                 202 North Carson Street
                 Carson City, Nevada 89701-4201
                 (775)684-5708

General Instructions for this form:
        1. Please print legibly or type: Black Ink Only.
        2. Complete all fields.
        3. Ensure that document is signed in signature field.

==================================================================================================



In the matter of    S.E. Asia Trading Company, Inc.
                          (Name of business entity)


1.  Laughlin International, Inc.  hereby state that on 12/15/03
    (Name of resident agent)                             (Date)


I accepted the appointment as resident agent for the above named business entity.

The street address of the resident agent in this state is as follows:


        2533 N. Carson Street
    Physical Street Address                                  Suite Number


        Carson City                            ,NEVADA        89706
      City                                                   Zip Code


OPTIONAL:

    ADDITIONAL MAILING ADDRESS             CITY         STATE        ZIP


    /S/ Donna M Broom                                               12/15/03
    ------------------------------------------------------------    --------
Authorized Signature of Resident Agent or Resident Agent Company      date




[SEAL
 STATE OF
 NEVADA]


                                                                     EXHIBIT 3.3



                                     BYLAWS

                                       OF

                        S. E. ASIA TRADING COMPANY, INC.


                                    ARTICLE I

                                     OFFICES

         Section 1. The principal office shall be located at 1545 E. Interstate 30, Rockwall, Texas 75087

         Section 2. The corporation may also have offices at such other places within or without the State of Nevada as the Board of Directors may from time to time determine, or as the business of the corporation may require.

                                   ARTICLE II

                            MEETINGS OF SHAREHOLDERS

         Section 1. Meetings of the shareholders shall be held at such place within or without the State of Nevada as shall be specified in the notice of the meeting or in a waiver thereof.

         Section 2. An annual meeting of the shareholders, commencing in the year 2005, shall be held as soon as practicable after the fiscal year end. At such meeting the shareholders entitled to vote thereat shall elect by a majority vote a Board of Directors, and may transact such other business as may properly be brought before the meeting.

         Section 3. Special meetings of the shareholders may be called: (1) by the Chairman of the Board of Directors, the President, or the Board of Directors; or (2) by the holders of at least twenty percent (20%) of the shares entitled to vote at the proposed special meeting. The record date for determining shareholders entitled to call a special meeting is the date the first shareholder signs the notice of that meeting. In addition, a majority of the shareholders may act without notice at a meeting.

         Section 4. Written or printed notice stating the place, day, and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the President, the Secretary, or the officer or person calling the meeting, to each shareholder at his address as it appeared on the stock transfer books of the corporation with postage thereon prepaid.

         Section 5. Any notice required to be given to any shareholder, under any provision of the Corporation Law of the State of Nevada, the Articles of Incorporation, or these Bylaws, need not be given to the shareholder if (1) notice of two consecutive annual meetings and all notices of meetings held during the period between those annual meetings, if any, or (2) all (but in no event less than two) payments (if sent by first class mail) of distributions or interest on securities during a 12-month period have been mailed to that person, addressed at his address as shown on the records of the corporation, and have been returned undeliverable. Any action or meeting taken or held without notice to such a person shall have the same force



BYLAWS -- Page 1
S.E. Asia Trading Company, Inc.-Bylaws
and effect as if the notice had been duly given and, if the action taken by the corporation is reflected in any articles or document filed with the Secretary of State, those articles or that document may state that notice was duly given to all persons to whom notice was required to be given. If such a person delivers to the corporation a written notice setting forth his then current address, the requirement that notice be given to that person shall be reinstated.

         Section 6. Only business within the purpose or purposes described in the notice of any special meeting of shareholders may be conducted at such special meeting.

         Section 7. The holders of a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at meetings of shareholders except as otherwise provided in the Articles of Incorporation. If, however, a quorum shall not be present or represented at any meeting of the shareholders, the shareholders present in person, or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which may have been transacted at the meeting as originally notified.

         Section 8. The vote of the holders of a majority of the shares entitled to vote and represented at a meeting at which a quorum is present shall be the act of the shareholders' meeting, unless the vote of a greater number is required by law or by the Articles of Incorporation.

         Section 9. A shareholder may vote either in person or by proxy executed in writing by the shareholder or by his duly authorized attorney-in-fact. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy. Each proxy shall be revocable unless the proxy form conspicuously states that the proxy is irrevocable and the proxy is coupled with an interest.

         Section 10. The officer or agent having charge of the stock transfer books shall make, at least ten (10) days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order, with the address and the number of shares held by each, which list, for a period of ten (10) days prior to such meeting, shall be kept on file at the registered office of the corporation, and shall be subject to inspection by any shareholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting, and shall be subject to the inspection of any shareholder during the whole time of the meeting. The original stock transfer book shall be prima facie evidence as to who are the shareholders entitled to examine such list or transfer books or to vote at any such meeting of shareholders.

         Section 11. Any action required by law to be taken at a meeting of the shareholders, or any action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

                                   ARTICLE III

                                    DIRECTORS

         Section 1. (a) The number of directors of the corporation shall be not less than one (1) nor more than nine (9). The directors shall be elected at the annual meeting of shareholders, except as provided in Sections 2, 3, 4, or 5 of this Article III, and each director elected shall hold office until his successor is

BYLAWS -- Page 2
S.E. Asia Trading Company, Inc.-Bylaws
elected and qualified. Directors need not be residents of the State of Nevada or shareholders of the corporation.

                  (b) Any director may be removed with cause by the affirmative vote of the holders of a majority of the shares represented at any shareholders' meeting at which a quorum is present; provided, that the proposed removal is stated in the notice of the meeting.

                  (c) This Section 1 may not be amended in absence of a unanimous vote of the Board of Directors.

         Section 2. Any vacancy occurring in the Board of Directors shall be filled in accordance with Section 5 of this Article III or may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office.

         Section 3. A directorship to be filled by reason of an increase in the number of directors may be filled in accordance with Section 5 of this Article III or may be filled by the Board of Directors for a term of office continuing only until the next election of one (1) or more directors by the shareholders; provided, that the Board of Directors may not fill more than two (2) such directorships during the period between any two (2) successive annual meetings of the shareholders.

         Section 4. Notwithstanding Sections 2 and 3 above, whenever the holders of any class or series of shares are entitled to elect one or more directors by the provisions of the Articles of Incorporation, any vacancies in such directorships and any newly created directorships of such class or series to be filled by reason of an increase in the number of such directors shall be filled in accordance with the provisions of the Nevada Business Corporation Act.

         Section 5. Any vacancy occurring in the Board of Directors or any directorship to be filled by reason of an increase in the number of directors may be filled by election at an annual or special meeting of shareholders called for that purpose.

         Section 6. The business and affairs of the corporation shall be managed by its Board of Directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by law or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the shareholders.

         Section 7. Meetings of the Board of Directors, regular or special, may be held either within or without the State of Nevada.

         Section 8. The first meeting of each newly elected Board of Directors shall be held at such time and place as shall be fixed by the vote of the shareholders at the annual meeting, and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, providing a quorum shall be present. In the event of the failure of the shareholders to fix the time and place of such a first meeting of the newly elected Board of Directors, or in the event such meeting is not held at the time and place so fixed by the shareholders, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors, or as shall be specified in a written waiver signed by all of the directors.


BYLAWS -- Page 3
S.E. Asia Trading Company, Inc.-Bylaws

         Section 9. Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board.

         Section 10. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors or the President, and shall be called by the Secretary on the written request of two directors. Written notice of special meetings of the Board of Directors shall be given to each director at least three (3) days before the date of the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

         Section 11. A majority of the directors shall constitute a quorum for the transaction of business, and the act of the majority of the directors present at the meeting at which a quorum is present shall be the act of the Board of Directors, unless a greater number is required by the Articles of Incorporation or elsewhere in these Bylaws. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

         Section 12. The Board of Directors, by resolution adopted by a majority of the whole Board, may designate one or more directors to constitute an executive committee and one or more other committees, each of which, to the extent provided in such resolution, shall have and may exercise all of the authority of the Board of Directors in the business and affairs of the corporation except as otherwise provided by law. Vacancies in the membership of any such committee shall be filled by the Board of Directors at a regular or special meeting of the Board of Directors. The committees shall keep regular minutes of their proceedings and report the same to the Board when required. The designation of such committee and the delegation thereto of authority shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed upon it or him by law.

         Section 13. Any action required or permitted to be taken at a meeting of the Board of Directors or any committee may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all the members of the Board of Directors or committee, as the case may be.

                                   ARTICLE IV

                                     NOTICES

         Section 1. Notices to directors and shareholders shall be in writing, shall specify the time and place of the meeting, and shall be delivered personally or mailed to the directors or shareholders at their addresses appearing on the books of the corporation. Notice by mail shall be deemed to be given at the time when same shall be mailed. Notice to directors may also be given by telegram.

         Section 2. Whenever any notice is required to be given to any shareholder or director under the provisions of any laws or of the Articles of Incorporation or these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be equivalent to the giving of such notice.

         Section 3. Attendance of a director at a meeting shall constitute a waiver of notice of such a meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

BYLAWS -- Page 4
S.E. Asia Trading Company, Inc.-Bylaws

                                    ARTICLE V

                                    OFFICERS

         Section 1. The officers of the corporation shall consist of a President and a Secretary, and may include one or more Vice Presidents, a Treasurer, and a Chairman of the Board, each of whom shall be elected by the Board of Directors. Any two or more offices may be held by the same person.

         Section 2. The Board of Directors, at its first meeting after each annual meeting of shareholders, shall choose a President and a Secretary and may choose one or more Vice Presidents and a Treasurer, none of whom need be a member of the Board, and may appoint one of their number Chairman of the Board.

         Section 3. Such other officers and assistant officers and agents as may be deemed necessary may be elected or appointed by the Board of Directors.

         Section 4. The salaries of all officers and agents of the corporation shall be fixed by the Board of Directors.

         Section 5. The officers of the corporation shall hold office until their successors are chosen and qualify. Any officer or agent or member of the executive committee elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in its judgement the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any vacancy occurring in any office of the corporation by death, resignation, removal, or otherwise shall be filled by the Board of Directors.

                       Chairman of the Board and President

         Section 6. The Board of Directors may designate whether the Chairman of the Board, if such an officer shall have been appointed, or the President, shall be the chief executive officer of the corporation. In the absence of a contrary designation, the President shall be the chief executive officer. The chief executive officer shall preside at all meetings of the shareholders and the Board of Directors, and shall have such other powers and duties as usually pertain to such office or as may be delegated by the Board of Directors. The President shall have such powers and duties as usually pertain to such office, except as the same may be modified by the Board of Directors. If the Board of Directors shall not have appointed a Treasurer, then all the duties and powers set forth in Sections 11 through 14 of this Article V to be performed or exercised by such an officer shall be performed or exercised by the President. Unless the Board of Directors shall otherwise delegate such duties, the President shall have general and active management of the business of the corporation, and shall see that all orders and resolutions of the Board of Directors are carried into effect.

         Section 7. The President shall execute bonds, mortgages, and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed, and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the corporation.



BYLAWS -- Page 5
S.E. Asia Trading Company, Inc.-Bylaws

                                 Vice President

         Section 8. The Vice Presidents, if any such officers shall have been appointed, in the order of their seniority, unless otherwise determined by the Board of Directors, shall, in the absence or disability of the President, perform the duties and exercise the powers of the President. They shall perform such other duties and have such other powers as the Board of Directors shall prescribe.

                                    Secretary

         Section 9. The Secretary shall attend all meetings of the Board of Directors and all meetings of the shareholders, and record all the proceedings of the meetings of the corporation and of the Board of Directors in a book to be kept for that purpose. He shall give, or cause to be given, notice of all meetings of the shareholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or the President, under whose supervision he shall be. He shall keep in safe custody the seal of the corporation, and, when authorized by the Board of Directors, affix the same to any instrument requiring it, and, when so affixed, it shall be attested by his signature or the signature of the Treasurer, an Assistant Secretary, or an Assistant Treasurer.

         Section 10. The Assistant Secretaries, if any such officers shall have been appointed, in the order of their seniority, unless otherwise determined by the Board of Directors, shall, in the absence or disability or the Secretary, perform the duties and exercise the power of the Secretary. They shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

                                    Treasurer

         Section 11. The Treasurer, if such an officer shall have been appointed, shall have the custody of the corporate funds and securities, and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors.

         Section 12. The Treasurer shall disburse the funds of the corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer, and of the financial condition of the corporation.

         Section 13. If required by the Board of Directors, the Treasurer shall give the corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement, or removal from office, of all books, papers, vouchers, money, and other property of whatever kind in his possession or under his control belonging to the corporation.

         Section 14. The Assistant Treasurers, if any such officers shall have been appointed, in the order of their seniority, unless otherwise determined by the Board of Directors, shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer. They shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

                                   ARTICLE VI


BYLAWS -- Page 6
S.E. Asia Trading Company, Inc.-Bylaws

                             CERTIFICATE FOR SHARES

         Section 1. The corporation shall deliver certificates representing all shares to which shareholders are entitled; and such certificates shall be signed by the President and a Vice President, the Secretary, or an Assistant Secretary of the corporation, and may be sealed with the seal of the corporation or a facsimile thereof. No certificate shall be issued for any share until the consideration therefor has been fully paid. Each certificate representing shares shall state upon the face thereof that the corporation is organized under the laws of the State of Nevada, the name of the person to whom issued, the number and class and the designation of the series, if any, which such certificate represents, and the par value of each share represented by such certificate or a statement that shares are without par value.

         Section 2. The signature of the President and a Vice President, the Secretary, or an Assistant Secretary, as the case may be, upon a certificate may be facsimiles. In case any officer who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer at the date of the issuance.

         Section  3. The Board of  Directors  may  direct a new  certificate  or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost or destroyed, upon the making of an affidavit of the fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

         Section 4. Upon surrender to the corporation, or the transfer agent of the corporation, of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment, or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction upon its books.

         Section 5. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive a distribution by the corporation (other than a distribution involving a purchase or redemption by the corporation of any of its own shares) or a share dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, sixty (60) days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten
(10) days immediately preceding such meeting. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than sixty (60) days, and, in the case of a meeting of shareholders, not less than ten (10) days, prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive a distribution (other than a distribution involving a purchase or redemption by the corporation of any of its own shares) or a share dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such distribution or share dividend

BYLAWS -- Page 7
S.E. Asia Trading Company, Inc.-Bylaws
is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof, except where the determination has been made through the closing of stock transfer books and the stated period of closing has expired.

         Section 6. Distributions of cash or property (tangible or intangible) made or payable by the corporation, whether in liquidation or from earnings, profits, assets, or capital, including all distributions that were payable but not paid to the registered owner of the shares, his heirs, successors, or assigns but that are now being held in suspense by the corporation or that were paid or delivered by it into an escrow account or to a trustee or custodian, shall be payable by the corporation, escrow agent, trustee, or custodian to the person registered as owner of the shares in the corporation's stock transfer books as of the record date determined for that distribution as provided in
Section 5 of this Article VI, his heirs, successors, or assigns. The person in whose name the shares are or were registered in the stock transfer books of the corporation as of the record date shall be deemed to be the owner of the shares registered in his name at that time. Neither the corporation nor any of its officers, directors, or agents shall be under any liability for making such a distribution to a person in whose name shares were registered in the stock transfer books as of the record date or to the heirs, successors, or assigns of the person, even though the person, or his heirs, successors, or assigns, may not possess a certificate for shares.

         Section 7. The corporation shall be entitled to recognize the exclusive rights of a person registered on its books as the owner of shares to receive distributions or share dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Nevada or these Bylaws.

         Section 8. When shares are registered on the books of the corporation in the names of two or more persons as joint owners with the right of survivorship, after the death of a joint owner and before the time that the corporation receives actual written notice that parties other than the surviving joint owner or owners claim an interest in the shares or any distributions thereon, the corporation may record on its books and otherwise effect the transfer of those shares to any person, firm, or corporation (including that surviving joint owner individually) and pay any distributions made in respect of those shares, in each case as if the surviving joint owner or owners were the absolute owner(s) of the shares. The corporation by permitting such a transfer by and making any distribution to such a surviving joint owner or owners before the receipt of written notice from other parties claiming an interest in those shares or distributions is discharged from all liability for the transfer or payment so made; provided, however, that the discharge of the corporation from liability and the transfer of full legal and equitable title of the shares in no way affects, reduces, or limits any cause of action existing in favor of any owner of an interest in those shares or distributions against the surviving owner or owners.

                                   ARTICLE VII

                               GENERAL PROVISIONS

         Section 1. The Board of Directors may authorize and the corporation may
(1) make distributions or (2) pay share dividends, subject to any restrictions in its Articles of Incorporation and to the limitations set forth in the Nevada Revised Statutes.

         Section 2. The Board of Directors may by resolution create a reserve or reserves out of its

BYLAWS -- Page 8
S.E. Asia Trading Company, Inc.-Bylaws
surplus or designate or allocate any part or all of surplus in any manner for any proper purpose or purposes, and may increase, decrease, or abolish any such reserve, designation, or allocation in the same manner.

         Section 3. The Board of Directors must, when requested by the holders of at least twenty five percent (25%) of the outstanding shares of the corporation, present written reports of the situation and amount of business of the corporation.

         Section 4. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

         Section 5. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

         Section 6. The corporate seal shall have inscribed thereon the name of the corporation and may be in such form as the Board of Directors may determine, and may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

                                  ARTICLE VIII

                    INDEMNIFICATION OF OFFICERS AND DIRECTORS

         The corporation shall indemnify directors, officers, employees, and agents of the corporation to the extent required by the Nevada Revised Statutes and shall indemnify such individuals to the extent permitted by the Nevada Revised Statutes. The corporation may purchase and maintain liability insurance, or make other arrangements for such obligations or otherwise, to the extent permitted by the Nevada Revised Statutes.

                                   ARTICLE IX

                                   AMENDMENTS

         The Board of Directors may amend or Repeal the Bylaws of the corporation or adopt new Bylaws, unless: (1) the Articles of Incorporation or the Nevada Revised Statutes reserves the power exclusively to the shareholders in whole or in part; or (2) the shareholders in amending, repealing, or adopting a particular bylaw expressly provide that the Board of Directors may not amend or repeal that bylaw. Unless the Articles of Incorporation or a bylaw adopted by the shareholders provides otherwise as to all or some portion of the Bylaws, the shareholders may amend, repeal, or adopt the Bylaws even though the Bylaws may also be amended, repealed, or adopted by the Board of Directors.


                                      * * *

         I certify that the foregoing is a true and correct copy of the Bylaws of S.E. Asia Trading Company, Inc., adopted by the Board of Directors of said corporation on the 28th day of January, 2004.


                                               ___________________, Secretary
                                                Thomas G. Miller

BYLAWS -- Page 9
S.E. Asia Trading Company, Inc.-Bylaws

                                                                     EXHIBIT 4.0



                        S. E. Asia Trading Company, Inc.

                             SUBSCRIPTION AGREEMENT

                             ________________, 2004



S. E. Asia Trading Company, Inc.
1545 E. Interstate 30
Rockwall, Texas 75087

Ladies and Gentlemen:

    1. PURCHASE OF COMMON STOCK. Intending to be legally bound , I hereby agree to purchase ________ shares of voting, no par value common stock (the "Shares") of S. E. Asia Trading Company, Inc. (the "Corporation") for ______________ U.S. Dollars (number of Shares to be purchased multiplied by $0.50). This offer to purchase is submitted in accordance with and subject to the terms and conditions described in this Subscription Agreement (the "Agreement"). I acknowledge that the Corporation reserves the right, in its sole and absolute discretion, to accept or reject this subscription and the subscription will not be binding until accepted by the Corporation in writing.

    2. PAYMENT. I agree to deliver to the Corporation immediately available funds in the full amount due under this Agreement, by cash or by certified, personal or cashier's check payable to the "S. E. Asia Trading Company, Inc." The Corporation shall hold the funds uncashed until the minimum amount has been raised at which time the funds will be deposited in the Company bank account.

    3. ISSUANCE OF SHARES. The Shares subscribed for herein will only be issued upon acceptance by the Corporation as evidenced by the Corporation returning to the investor an executed Agreement acknowledging acceptance and upon satisfaction of the terms and conditions of the offering.

    4. REPRESENTATION AND WARRANTIES.
         A. I understand that the offering and sale of the Shares is registered under (i) the Securities Act of 1933, as amended (the "Securities Act"), and
(ii) various States' Divisions of Securities in compliance with their administration and enforcement of the respective States' Blue Sky Laws and Regulations. In accordance therewith and in furtherance thereof, I represent and warrant to and agree with the Corporation as follows:

         I am a resident of the State of ________________ as of the date of this Agreement and I have no present intention of becoming a resident of any other state or jurisdiction;

    5. IRREVOCABILITY; BINDING EFFECT. I hereby acknowledge and agree that the purchase hereunder is irrevocable, that I am not entitled to cancel, terminate or revoke this

Agreement or any agreements of the undersigned hereunder and that this Agreement and such other agreements shall survive my death or disability and shall be binding upon and inure to the benefit of the parties and their heirs, executor, administrators, successors, legal representatives and assigns. If the undersigned is more than one person, the obligations of the undersigned hereunder shall be joint and several, and the agreements, representations, warranties and acknowledgments herein contained shall be deemed to be made by and are binding upon each such person and his heirs, executors, administrators, successors, legal representatives and assigns.

    6. MODIFICATION. Neither this Agreement not any provisions hereof shall be waived, modified, discharged or terminated except by an instrument in writing signed by the party against whom any such waiver, modification, discharge or termination is sought.

    7. NOTICES. Any notice, demand or other communication which any party hereto may require, or may elect to give to anyone interested hereunder shall be sufficiently given if [a] deposited, postage prepaid, in a United States mail box, stamped registered or certified mail, return receipt requested addressed to such address as may be listed on the books of the Corporation, [b] delivered personally at such address, or [c] delivered (in person, or by a facsimile transmission, telex or similar telecommunications equipment) against receipt.

    8. COUNTERPARTS. This Agreement may be executed through the use of separate signature pages or in any number of counterparts, and each of such counterparts shall, for all purposes, constitute one agreement binding on all parties, notwithstanding that all parties are not signatories to the same counterpart.

    9. ENTIRE AGREEMENT. This Agreement contains the entire agreement of the parties with respect to the subject matter hereof, and there are no representations, covenants or other agreements except as stated or referred to herein.

    10. SEVERABILITY. Each provision of the Agreement is intended to be severable from every other provision, and the invalidity or illegality of any portion hereof shall not affect the validity or legality of the remainder hereof.

    11. ASSIGNABILITY. This Agreement is not transferable or assignable by the undersigned except as may be provided herein.

    12. APPLICABLE LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas as applied to residents of that state executing contracts wholly to be performed in that state.

INDIVIDUAL(S) SUBSCRIBER

IN WITNESS WHEREOF, I have executed this Agreement as of the ____ day of ___________, 2004.
                                                  Address:

-----------------------------------               ------------------------------
Signature of Purchaser
                                                  ------------------------------
-----------------------------------
Name(s) of Purchaser (Please print or type)


ENTITY SUBSCRIBER

IN WITNESS WHEREOF, I have executed this Agreement as of the ______ day of _________________, 2004.
                                                  Address:

----------------------------                      ------------------------------
Entity
                                                  ------------------------------
------------------------------
Signed By

Its: ___________________________

------------------------------
Date


PURCHASE ACCEPTED FOR _________ SHARES:

S. E. ASIA TRADING COMPANY, INC.

By: ________________________________
       Thomas G. Miller, President

Date: _______________________________

                                                                    EXHIBIT 10.2




                       LAW OFFICES OF J. HAMILTON MCMENAMY
                                   SINCE 1969
                            1450 MEADOWPARK BUILDING
                         10440 NORTH CENTRAL EXPRESSWAY
                               DALLAS, TEXAS 75231
                                  214-706-0938
                               214-706-0921 (FAX)
                            hamilton@cypressmail.com




                                 August 20, 2004



S.E. Asia Trading Company, Inc.
Attention: Mr. Thomas G. Miller
1545 EastInterstate 30
Rockwall, Texas  75087

RE:    S.E. Asia Trading Company, Inc.


Dear Mr. Miller:

         This letter shall serve to evidence my consent to being named for the referenced Corporation's registration statement as the attorney for the
Coporation in connection with the offering described therein and to the inclusion of my opinion with regard to the Corproation and its capital stock as an exhibit to the registration statement.


                                                  Very truly yours,

                                                  /s/ J. Hamilton McMenamy
                                                  ------------------------
                                                      J. Hamilton McMenamy

                                                                    EXHIBIT 11.0




                       LAW OFFICES OF J. HAMILTON MCMENAMY
                                   SINCE 1969
                            1450 MEADOWPARK BUILDING
                         10440 NORTH CENTRAL EXPRESSWAY
                               DALLAS, TEXAS 75231
                                  214-706-0938
                               214-706-0921 (FAX)
                            hamilton@cypressmail.com




                                 August 20, 2004



S.E. Asia Trading Company, Inc.

Attention: Mr. Thomas G. Miller
1545 East Interstate 30
Rockwall, Texas  75087

Dear Mr. Miller:

         As the sole director, officer and major shareholder of S. E. Asia Trading Company, Inc. (the "Corporation"), you have requested that I review the Corporation's documents in connection with the issuance of its Common Stock, par value of $0.001 per share (the "Common Stock"), upon organization and pursuant to a public offering of a maximum of not more than 1,000,000 shares and a minimum of not less than 150,000 shares, at a price of $0.50 per share.

         In  this  respect,  I have  examined  the  following  documents  of the
Corporation:

            1.    Articles of Incorporation filed with the Secretary of State of
                  Nevada,   on  January  28,  2004  authorizing   fifty  million
                  (50,000,000) shares of $0.001 par value capital stock.

            2. A set of Bylaws approved and adopted by the Corporation upon its organization.

            3. Minutes of the Organization Meeting held by Thomas G. Miller on January 28, 2004, as the sole director named in the Articles of Incorporation, during which the following business, among others, was transacted.

                     o Issuance of 5,000,000 shares of the Corporation's Common Stock to Thomas G. Miller as consideration for services rendered and cash advanced to or for the Corporation at a stated value of $5,000.00.
                     o Appointment of Thomas G. Miller as the sole director of the Corporation.

            4. Special Meeting of the Board of Directors of the Corporation, of which Thomas G. Miller is the sole director, dated January 30, 2004, which authorizes the following transaction:

                     o Issuance of 400,000 shares of Common Stock of the Corporation as consideration of $20,000 cash and a line of credit of $100,000, available for two years, at an annual interest rate of 5%.

                     o Filing of a public offering of not more than 1,000,000 shares and not less than 150,000 shares of the Corporation's Common Stock at a price of $0.50 per share pursuant to a registration statement to be filed by the Corporation with the Securities and Exchange Commission on Form SB-1 or SB-2.

            5. Special Meeting of the Board of Directors of the Corporation, of which Thomas G. Miller is the sole director, dated February 10, 2004, which authorizes the following transaction:

                     o Issuance of 500,000 shares of Common Stock of the Corporation in consideration of $66,000 of marketable securities.

            4. Special Meeting of the Board of Directors of the Corporation, of which Thomas G. Miller is the sole director, dated February 12, 2004, which authorizes the following transaction:

                     o Issuance of 120,000 shares of Common Stock of the Corporation in consideration of receipt of $16,000 of marketable securities.

         Based upon my examination of the foregoing documents, which, I am advised, constitute all of the records of the Corporation, the 6,020,000 shares of Common Stock presently outstanding constitute validly issued, fully paid, and non-assessable shares of Common Stock of the Corporation. Additionally, it is my opinion that the shares authorized for issuance pursuant to the public offering will, upon payment therefore, likewise constitute validly issued, fully paid, and non-assessable shares of Common Stock of the Corporation under the applicable corporate laws of the State of Nevada.

                                                     Very truly yours,

                                                     /s/ J. Hamilton McMenamy
                                                     ------------------------
                                                         J. Hamilton McMenamy

                                                                    EXHIBIT 15.0


================================================================================


      NUMBER              [Graphic Omitted]                   SHARES


               INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

S.E. ASIA TRADING COMPANY, INC. The Corporation is authorized to issue 50,000,000 common shares - Par Value $0.001 each



This Certifies that                   SPECIMEN                   is the owner of

                                                                 fully paid and
------------------      ----------------------------------------
non-assessable Shares of the above Corporation transferable only on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.

In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officers and to be sealed with the Seal of the Corporation.


Dated
      -----------------------------


================================================================================

                                                                    EXHIBIT 23.1


                     Lopez, Blevins, Bork & Associates, LLP
                          Certified Public Accountants
                Three Riverway, Suite 1400, Houston, Texas 77056
           713-877-9944 Fax: 713-627-7645 - E-mail: carlos@lbbcpa.com
                                -----------------




                     CONSENT OF CERTIFIED PUBLIC ACCOUNTANTS

We consent to the use of our report dated August 25, 2004 on the financial statements of S.E. Asia Trading Company, Inc. as of May 31, 2004, and the related statments of operations, stockholders' equity and cash flows for the period from January 28, 2004 (Inception) through May 31, 2004, and the inclusion of our name under the heading "Experts" in the Form SB-2 Registration Statement filed with the Securities & Exchange Commission.


/s/ "Lopez, Blevins, Bork & Associates, LLP"
---------------------------------------
Lopez, Blevins, Bork & Associates, LLP
Houston, Texas


September 9, 2004